Apollo Medical Holdings, Inc.

450 North Brand Blvd., Suite 600
Glendale, CA 94118
Tel: 818-396-8050
Fax: 818-291-6444
FILE NO.         000-25809
September 26, 2011
United States Securities and Exchange Commission
Washington DC 90549

Attention: Mr. John Reynolds

Dear Sirs:

re:	Apollo Medical Holdings, Inc. (“ApolloMed” or the “Company”) - Comment Letter Dated August 23, 2011

Thank you for your comment letter dated August 23, 2011.  Following your numbering system, we have the following responses for your consideration.

We will make these changes as soon as practical.

Form 10-K for Fiscal Year Ended January 31, 2011

Description of Business, page 3

Organizational History, page 4

1. We note the June 13, 2008 merger between Siclone Industries, Inc., Apollo Acquisition Co., Inc., Apollo Medical Management, Inc. and the shareholders of Apollo Medical Management, Inc. Please file the Plan of Merger and related agreements as exhibits in an amended Form 10-K.

Plan of Merger and related agreements were filed as an exhibit to Current Form 8-K on June 19, 2008. We will update our exhibit list and incorporate the documents by reference in our amended 10-K.

Item 7. Management’s Discussion and Analysis or Plan of Operation, page 18

Critical Accounting Policies and Estimates, page 19

2. We note on page F-10 that an allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible, based upon historical experience and management's evaluation of outstanding accounts receivable at each quarter end. We further note that accounts receivable was $704,971 and $457,517 at January 31, 2011 and 2010, respectively, net of an allowance for doubtful accounts of $34,746 and $110,976 at January 31, 2011 and 2010, respectively. Please revise to describe your accounting policy and methodology used to estimate the allowance for doubtful accounts, and explain the factors that attributed to the significant reduction in the allowance for doubtful accounts at January 31, 2011 compared to 2010. Refer to ASC 310-10-50-9.

We will add additional disclosure to footnote 2 of the financial statements, Summary of Significant Accounting Policies, to disclose our bad debts reserving methodology as follows:

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded primarily on a specific identification basis.

With respect to the decrease in the allowance for doubtful accounts year-over-year: during the fiscal year ended January 31, 2011, the Company made improvements in our billings and collections processes by effectuating several changes to the back office, primarily relating to the retention of new more qualified billing personnel, which improved billing practices, leading to increases in our collection rates. Additionally, we implemented a new invoice tracking and collections process. The new processes have greatly improved our ability to quickly review and analyze our outstanding receivable balances for better management of the collection process.

Revenue Recognition, page 19

3. We note on page F-8 that you recognize Case Rate, Hourly and Capitation revenue when persuasive evidence of an arrangement exists, service has been rendered, the service rate is fixed or determinable, and collection is reasonable assured. We further note that you record Fee for Service revenues at amounts reasonably assured to be collected, that the determination of reasonably assured collections is based on historical Fee for Service collections as a percent of billings, and that the provisions are adjusted to reflect actual collections in subsequent periods. Please revise your revenue recognition disclosures to include the following information:
a.	the nature and terms of each significant revenue-generating transaction, including the details of any contractual discounts;

b.	your process for determining the reasonably assured collections for purposes of estimating Fee for Service revenues;

c.	the specific revenue recognition policy for each type of transaction, including the manner in which revenue is recognized and how any contractual discounts affect revenue recognition; and

d.	an explanation of how the policy complies with SAB Topic 13

Based on your questions we propose changing our language in our 10-K and applicable 10-Qs to the following. We believe the following addresses the questions and topics raised in a through d.

———

Revenues. Revenue consists of contracted and fee-for-service revenue. Revenue is recorded in the period in which services are rendered. Our revenue is principally derived from the provision of healthcare staffing services to patients within healthcare facilities. The form of billing and related risk of collection for such services may vary by customer. The following is a summary of the principal forms of our billing arrangements and how net revenue is recognized for each.

Contracted revenue represents revenue generated under contracts in which we provide physician and other healthcare staffing and administrative services in return for a contractually negotiated fee. Contracted revenue represented 94.7% of our revenues in the twelve months ended January 31, 2011. Contract revenue consists primarily of billings based on hours of healthcare staffing provided at agreed-to hourly rates. Revenue in such cases is recognized as the hours are worked by our staff and contractors. Additionally, contract revenue also includes supplemental revenue from hospitals where we may have a fee-for-service contract arrangement or provide physician advisory services to the medical staff at specific facility. Contract revenue for the supplemental billing in such cases is recognized based on the terms of each individual contract. Such contract terms generally either provides for a fixed monthly dollar amount or a variable amount based upon measurable monthly activity, such as hours staffed, patient visits or collections per visit compared to a minimum activity threshold. Such supplemental revenues based on variable arrangements are usually contractually fixed on a monthly, quarterly or annual calculation basis considering the variable factors negotiated in each such arrangement. Such supplemental revenues are recognized as revenue in the period when such amounts are determined to be fixed and therefore contractually obligated as payable by the customer under the terms of the respective agreement. Additionally, we derive a portion of our revenue as a contractual bonus from collections received by our partners and such revenue is contingent upon the collection of third-party billings. These revenues are not considered earned and therefore not recognized as revenue until actual cash collections are achieved in accordance with the contractual arrangements for such services.

Fee-for-service revenue represents revenue earned under contracts in which we bill and collect the professional component of charges for medical services rendered by our contracted and employed physicians. Under the fee-for-service arrangements, we bill patients for services provided and receive payment from patients or their third-party payers. Fee-for-service revenue is reported net of contractual allowances and policy discounts. All services provided are expected to result in cash flows and are therefore reflected as net revenue in the financial statements. Fee-for-service revenue is recognized in the period in which the services are rendered to specific patients and reduced immediately for the estimated impact of contractual allowances in the case of those patients having third-party payer coverage. The recognition of net revenue (gross charges less contractual allowances) from such visits is dependent on such factors as proper completion of medical charts following a patient visit, the forwarding of such charts to our billing center for medical coding and entering into our billing system and the verification of each patient’s submission or representation at the time services are rendered as to the payer(s) responsible for payment of such services. Revenue is recorded based on the information known at the time of entering of such information into our billing systems as well as an estimate of the revenue associated with medical
———

Finally, our policy complies with SAB Topic 13.  Revenue is realized and earned when persuasive evidence of an arrangement exists, service has been rendered, the rate of service is determinable and collectability is reasonably assured.

4. Please tell us the percentage of billings that you used to estimate the fee for service revenues recorded for the fiscal years ended January 31, 2011 and 2010, and the fiscal quarters ended April 30, 2011 and 2010. Also quantify for us the amount of adjustments that you recorded in each period to reflect actual collections. To the extent that the adjustments to reflect actual collections are material, also tell us how you considered these adjustments in your determination that the fee is fixed or determinable; and collectability is reasonably assured.

We analyze our FFS revenues on a quarterly, annual and life to date basis. This provides the best method to track collections due to the differing collection cycles from multiple payors.

The following is a FFS Analysis for the fiscal years ended January 31, 2011 and 2010, and the fiscal quarters ended April 30, 2011 and 2010.

	12 months ended January 31,
	FY 2010	FY 2011
Gross Billings	$500,255	$364,745
Booked Revenue	$264,258	$204,624
Total Collections (During fiscal period)	$177,286	$212,704

	Three months ended April 30,
	FY 2011	FY 2012
Gross Billings	$74,760	$126,340
Booked Revenue	$39,432	$53,823
Total Collections (During fiscal period)	$76,536	$60,396

We book our FFS revenue basis on historical collection patterns and the fee is fixed or determinable; and collectability is reasonably assured.

Fiscal Year Ended January 31, 2011 compared to Fiscal Year Ended January 31, 2010, page 20

5. We note that you provide multiple business reasons for the increase of cost of services, and decrease of general and administrative expenses in fiscal year ended January 31, 2011. To the extent practicable, please revise to quantify the significant factors that contributed to the period to period changes discussed within your results of operations for the periods presented. Refer to Item 303(a) of Regulations S-K and FRC 501.04 for additional guidance.

We will comply and revise language in amended 10-K.

Physician practice salaries, benefits and other expenses totaled  $3,314,722 for the twelve months ended January 31, 2011, compared to $1,813,994 for the corresponding twelve months ended January 31, 2010. Cost of Services were 85% of net revenues for the twelve months ended January 2011, up from 74% of revenues for the comparable twelve month period ended January 2010. Cost of Services includes the payroll and consulting costs of the physicians, all payroll related costs, costs for all medical malpractice insurance and physician privileges. The increase in cost of services is primarily due to increase in physician compensation expenses associated with new contracts awarded during the period. Total physician compensation increased to $3,010,716 for the twelve months ended January 31, 2011, up 91% compared to $1,570,080 for the twelve month period ended January 31, 2010. The increases in physician costs are directly related to new contracts started in the period. In addition, the Company recorded physician related stock compensation expense of $60,342 for the twelve months ended January 31, 2011 compared with $0 in the year ended January 31, 2010.

General and administrative expenses decreased $127,670, or 18%, to $566,649 or 15% of net revenue, for the twelve months ended January 31, 2011, as compared to of $694,319, at 28% of net revenue, for the twelve months ended January 31, 2010. For the twelve months ended January31, 2011, bad debt expense was ($17,738.59) compared to a loss of $114,358 for the twelve month period ended January 31, 2010. The difference was a write-up in the company's accounts receivable balance. The change in bad debt expense was primarily the result of a reversal of a previous recorded write-down of $110,976 in the year ended January 31, 2010 due to slow payments from certain health care payors. In addition, the Company recorded stock compensation expense of $59,187 for the twelve months ended January 31, 2011 compared with $183,944 in the year ended January 31, 2010. This reduction in expenses was partially offset by higher public-company expenses and overhead costs related to the continuing growth of our operations

Liquidity and Capital Resources, page 20

6. We note the explanatory paragraph in the auditor report that indicates there is substantial doubt about your ability to continue as a going concern (page F-2), and the going concern footnote to your January 31, 2011 financial statements (page F-9). Please expand the liquidity and capital resources section to include disclosure of the going concern and management's plans for overcoming your financial difficulties, as applicable, including your cash requirements for the next twelve months and your ability or inability to generate sufficient cash to support your operations during the next twelve months. Refer to Section 607.02 of the Financial Reporting Codification for further guidance.

We will revise the language in our amended 10-K as follows.

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, the Company continues to incur operating losses and has an accumulated deficit of $1,397,363 as of January 31, 2011. In addition, the Company has a total stockholders’ deficit of $83,194 and generated a negative net cash flow operating activities for the twelve months ended January 31, 2011 of $245,031.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

To date the Company has funded its operations from both internally generated cash flow and external sources, and the proceeds available from the private placement of convertible notes which have provided funds for near-term operations and growth. The Company will pursue additional external capitalization opportunities, as necessary, to fund its long-term goals and objectives. We may seek to raise additional capital through public or private equity financings, partnerships, joint ventures, disposition of assets, debt financings, bank borrowings or other sources of financing.

 No assurances can be made that management will be successful in achieving its plan. If the Company is not able to raise substantial additional capital in a timely manner, the Company may be forced to cease operations.

Item 9A. Controls and Procedures, page 21

Management’s Report on Internal control Over Financial Reporting, page 21

7. We note on page 22 that, “as of January 31, 2011, the effectiveness of [your] controls and procedures over financial accounting and reporting are insufficient.” Please revise to clearly state that your internal control over financial reporting is not effective.

We will revise the language in our amended 10-K as follows.

"Based on the foregoing materials weaknesses, we have determined that, as of January 31, 2011, the effectiveness of our controls and procedures over financial accounting and reporting is not effective".

8. We note the three material weaknesses that you have identified, and that the lack of review and supervision procedures for financial reporting functions represented a material weakness due to the significant number of audit adjustments. We further note that the Company is taking steps to improve the timeliness and accuracy of its financial information, including the hiring of additional employees to facility proper segregation of duties. Please revise to include the following disclosures with respect to each material weakness, pursuant to Section II.B.3 of SEC Release No. 33-8810:

a.	further describe the impact that each material weakness had on your financial reporting and control environment for each period presented, including the impact of the audit adjustments; and

1. We have determined that the absence of material documentation of our internal control policies and procedures has had no effect the operating effectiveness of our internal controls, as it relates primarily to formalizing documentation.

2. With respect to our deficiency related to segregation of duties, we have determined that the adoption of mitigating controls is sufficient to offset our limited segregation of duties. Since identifying this material weakness we have added new back office and accounting personnel and realigned responsibilities across the Company. We have not experienced any audit adjustments due to this material weakness nor has it had an effect on our operational effectiveness.

3. With respect to our deficiency related to review and supervision, we again note that we have not experienced audit adjustments since the fiscal year 2009 and the clause stating we have experienced “the significant number of audit adjustments" was included in our filings by error. We have not experienced any audit adjustments due to this material weakness in fiscal 2010 or fiscal 2011, nor has it had an effect on our operational effectiveness. This weakness is a result of a deficiency in the design of our controls, and not a deficiency in the operational effectiveness.

b.
disclose management’s plans for remediating each material weakness and the specific action(s) taken for each period presented; and Also revise to include these enhanced material weakness disclosures in your April 30, 2011

The Company is taking remediating steps to address each material weakness. We have continued to add employees and consultants to address these issues and we will continue to broaden the scope of our accounting and billing capabilities and realigning responsibilities in our financial and accounting review functions.

Directors, Executive Officers and Corporate Governance, page 23

9. Revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

We will comply and revise language in amended 10-K.

Employment Agreements, page 25

10. File any employment or consulting agreements with your executive officers with your next amendment or advise. If you have agreements in addition to those discussed on page 25, disclose the material terms of those under this heading. In this regard, we note the disclosure in footnote 1 on page 26.

We will comply and file agreements with amended 10-K.

Outstanding Equity Awards at Fiscal Year-End, page 25

11. Please amend to provide the table required by Item 404(p) of Regulation S-K, or advise.

We will revise the language in our amended 10-K as follows.

————
The following table summarizes the outstanding equity awards held by each of our named executive officers as of January 31, 2011:

2011 Outstanding Equity Awards at Fiscal Year End

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Options Unexercisable (#)(1)	Option Exercise Price ($) (2)	Option Expiration Date

Adrian Vazquez, M.D. President & Chairman of the Board	12/9/2010	100,000	200,000	$0.15	12/8/2020

Warren Hosseinion, M.D. Chief Executive Officer	12/9/2010	100,000	200,000	$0.15	12/8/2020

Kyle W. D. Francis Executive Vice President and Chief Financial Officer	12/9/2010	50,000	100,000	$0.15	12/8/2020

(1) The share underlying these options vest 33% immediately on the grant date and in equal installments on the first and second anniversary
(2) All options have been issued with an exercise price equal to the closing price of our common stock on the date of grant.

No options were exercised during the year ended January 31, 2011
————

Section 16(a) Beneficial Ownership Reporting Compliance, page 23

12. Please revise to provide all disclosure required by Items 405(a)(1)-(2) of Regulation S-K.

We will revise the language in our amended 10-K as follows.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of our outstanding common stock, to file with the SEC, initial reports of ownership and reports of changes in ownership of our equity securities. Such persons are required by SEC regulations to furnish us with copies of all such reports they file. To our knowledge, based solely on our review of the copies of such forms received by us, or written representations from our officers, directors and greater than 10% beneficial owners, we believe that our insiders complied with all applicable Section 16(a) filing requirements during fiscal year ending January 31, 2011, except as follows: Warren Hosseinion, Adrian Vazquez, Kyle Francis and Noel Dewinter have not filed Forms 3 or Forms 4 to reflect their holdings.

Signatures

13. Please confirm that, in addition to being signed by the company’s principal executive officer and principal financial officer, future filings on Form 10-K will be signed by the company’s principal accounting officer. See Form 10-K, General Instructions D(2)(a).

We will comply and future filings will be signed by our principal accounting officer.

Exhibits

14. We are unable to locate your bylaws. Please amend you exhibit index to reflect the location of your bylaws or advise. In addition, we note that exhibits 4.2, 10.2, 10.3 and 10.4 are missing exhibits, schedules or attachments. Please file these agreements in their entirety with your next amendment or advise. See Item 601(b)(10) of Regulation S-K or advise.

Bylaws: Our Bylaws were originally filed as an exhibit to Registration Statement on Form 10-K filed on April 19, 1999, and was incorporated by reference. We have re-filed our amended Bylaws as an exhibit to our Form 10-Q on September 14, 2011. We updated the signing officers and changed name to Apollo Medical Holdings, Inc. from Siclone Industries, Inc.

4.2 Form of Investor Warrant, dated October 16, 2009, for the purchase of 25,000 shares of common stock was filed as an exhibit on Annual Report on Form 10-K on May 14, 2010. We note that this exhibit is apparently missing language regarding number of shares and dates. We will file amended exhibit with amended 10-K.

10.3 Management Services Agreement dated August 1, 2008, between Apollo Medical Management and ApolloMed Hospitalists was filed as an exhibit on Quarterly Report on Form 10-Q on December 22, 2008. We note that this exhibit is apparently missing Exhibit A - Real Property Leases. We will file updated amended exhibit with amended 10-K.

10.4 Management Services Agreement dated March 20, 2009, between Apollo Medical Management and ApolloMed Hospitalists was filed as an exhibit on Annual Report on Form 10-K on May 18, 2009. We note that this exhibit is apparently missing an exhibit. We will file updated amended exhibit with amended 10-K.

Consolidated Balance Sheets, page F-3

15. We note that you recorded the AMH ownership interest as a non-controlling interest of $228,115 at April 30, 2011, January 31, 2011 and January 31, 2010, and that there were no changes in this account since January 31, 2009. We further note that you do not present the amounts of net loss attributable to the parent and the non-controlling interest. Please tell us your ownership interest in AMH as of each period end, and describe to us the nature of the non-controlling interest. Also explain to us how you considered the ASC 810-10-50-1A disclosures requirements for less-than-wholly-owned subsidiaries.

We will amend our filings to report the net loss attributable to the parent and non-controlling interest on the face of the financial statements.  And add additional disclosures as to how we consolidate variable interest entities for which we have determined to be the primary beneficiary.  See response to item 16 below for proposed disclosure.

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Basis of Consolidation, page F-7

16. We note that your financial statements reflect the consolidation of AMM and AMH in accordance with EITF 97-2. We further note that AMH is 100% owned by Dr. Hosseinion and Dr. Vazquez who are officers and directors of Apollo (page 26). Please further explain to us your basis of presentation, including how you account for the management services agreements with AMH and AMA. Also provide us with a robust analysis that supports your consolidation policy, and includes the current accounting guidance under the FASB Accounting Standards Codification that you are relying upon for the basis of your conclusions.

We looked to the following guidance to support our consolidation policy:

EITF Issue No. 97-2, “Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements,” (ASC 810) provides an exception to the more-than-50% ownership threshold. Specifically, there are situations in which a physician practice management entity (PPME) establishes a controlling financial interest in a physician practice through a contractual management agreement without having ownership of a majority of the outstanding voting equity of the physician practice.  In such circumstances, the PPME should consolidate with the physician’s practice.

We concluded that we have a controlling financial interest in AMH through a contractual management agreement between AMH and AMM to oversee the operations of AMH.  A copy of the management agreement is on file, see exhibit 10.3 included with our Form 10-K for the fiscal period ended January 31, 2009, filed May 18, 2009.

We propose to amend the language in our consolidation footnote as follows:

Consolidation of Variable Interest Entities:

 The Company uses a qualitative approach in assessing the consolidation requirement for variable interest entities. The approach focuses on identifying which enterprise has the power to direct the activities that most significantly impact the variable interest entity’s economic performance and which enterprise has the obligation to absorb losses or the right to receive benefits from the variable interest entity.  In the event that the Company is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity will be included in the Company’s Consolidated Financial Statements.

Income Taxes, page F-8

17. Please revise to provide all income tax disclosures for public entities required by FASB ASC 740-10-50, including the tax rate reconciliation and unrecognized tax benefit disclosures in FASB ASC 740-10-50-12 and 50-15, respectively.

We will amend our 10-K filings to update our income tax footnote with the following language:

Note  — Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740 (formerly Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”)). Under the liability method, deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. As of January 31, 2011, the Company had federal and California tax net operating loss carryforwards of approximately $1,418,000 and $1,414,000, respectively. The federal and California net operating loss carryforwards will expire at various dates from 2028 through 2031.

The Company’s effective tax rate is different from the federal statutory rate of 35% due primarily to operating losses that receive no tax benefit as a result of a valuation allowance recorded for such losses.

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company’s net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period since the last ownership change. The Company may have had a change in control under these Sections. However, the Company does not anticipate performing a complete analysis of the limitation on the annual use of the net operating loss and tax credit carryforwards until the time that it projects it will be able to utilize these tax attributes.

Significant components of the Company’s deferred tax assets as of January 31, 2011 and January 31, 2010 are shown below. A valuation allowance of $232,700 as of January 31, 2011 has been established against the Company’s deferred tax assets as realization of such assets is uncertain.

Deferred tax assets consist of the following:

	January 31, 2011	January 31, 2010
Net operating loss carryforwards	$212,800	$190,300
Non-cash stock-based compensation	10,800	-
Other, net	9,100	4,000

Net deferred tax assets	232,700	194,300
Valuation allowance for deferred tax assets	(232,700)	(194,300)

Total deferred tax assets	$—	$—

The provision for income taxes for the year ended January 31, 2011 differs from the amount computed by applying the federal income tax rate as follows:

Tax computed at the statutory rate	35.0%
State tax, net of the federal tax benefit	(2.8)%
Nondeductible expenses	(3.3)%
Stock options	(16.2)%
Valuation allowance for deferred tax assets	(12.7)%
Income tax benefit	—

In July 2006, the FASB issued guidance which clarified the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements (formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”). This guidance prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also addressed derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. These provisions were effective for fiscal years beginning after December 15, 2006. The cumulative effect, if any, of applying these provisions is to be reported as an adjustment to the opening balance of retained earnings in the year of adoption. The impact of the Company’s reassessment of its tax positions in accordance with this guidance did not have a material effect on the Company’s results of operations, financial condition or liquidity. The provisions of this guidance have been incorporated into ASC 740-10.

As of January 31, 2011, the Company does not have any unrecognized tax benefits related to various federal and state income tax matters. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense.

The Company is subject to U.S. federal income tax as well as income tax of multiple state tax jurisdictions. The Company and its subsidiaries’ state income tax returns are open to audit under the statute of limitations for the years ended January 31, 2008 through 2011. The Company does not anticipate any material amount of unrecognized tax benefits within the next 12 months.

18. Please revise to identify your financial instruments, and provide the disclosures required by FASB ASC 825-10-50-10. Also revise your April 30, 2011 Form 10-Q to provide such information.

We will comply and revise language in amended 10-K and 10-Q, see suggested disclosure below:

Fair Value of Financial Instruments

In January 2010, the FASB issued revised GAAP that requires additional fair value disclosures. The revised GAAP requires disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers in and out of fair value hierarchy levels. Additionally, the revised GAAP requires presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3). Our adoption of this revised GAAP in January 2010 did not have an impact on our financial position, results of operations or cash flows.

The Company’s financial instruments consist primarily of receivables, accounts payable, accrued expenses and long-term debt.  The carrying amount of receivables, accounts payable and accrued expenses approximates its fair value because of the short-term maturity of such instruments.  Interest rates that are currently available to the Company for issuance of short and long-term debt with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt.

The Company has categorized its assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy as defined by ASC 820 “Fair Value Measurements and Disclosures”. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3).

Assets and liabilities recorded in the consolidated balance sheet at fair value are categorized based on a hierarchy of inputs, as follows:

Level 1  Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 Quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument

Level 3  Unobservable inputs for the asset or liability.

The following table provides the financial assets and financial liabilities reported at fair value and measured on a recurring basis as of December 31, 2010:

Description	Assets/ (Liabilities) Measured at Fair Value at 1/31/2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level3)
Cash and cash equivalents	$397,101	$397,101	$-	$-

14. Stockholder’s Equity, page F-12

Warrants outstanding, page F-13

19. We note the circumstances in which the exercise price of the warrants may be adjusted under Section 11 of Exhibit 4.2. Please tell us your accounting policy for your warrants. Also further describe to us how the exercise price is adjusted under Section 11(c), and provide us with your analysis of ASC 815-40-15 that you used as the basis for your accounting policy.

Our accounting Policy for adjustable warrants is as follows:

In determining the accounting treatment for the warrants issued with the convertible notes, we first looked to ASC 815 to determine if the warrants meet the scope exclusions under ASC 815.

ASC 815-10-15-74 states that contracts issued or held by a reporting entity that are both, 1) indexes to its own stock and 2) are classified in stockholders’ equity in the statement of financial position are excluded from ASC 815.

In determining whether the warrants were indexed to the Company’s stock, we looked at the guidance under EITF 07-05, which is now included in ASC 815-40-15.  Used the two-step approach under ASC 840-40-15-5 through ASC 815-40-15-8 do evaluate whether the embedded feature (adjustable exercise price) is considered indexed to the Company’s own stock:

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

On the date of issue, there was no contingency, as the exercise was clearly stated at $0.125 and the exercise price was fixed through July 31, 2011.

Step 2: Evaluate the instrument’s settlement provisions.

We examined the settlement provisions upon the date of issue and concluded the settlement amount was fixed based upon the number of shares and the exercise price were known, 1, 250,000 and $0.125, respectively.  Thus, concluding that the warrants were indexed to the Company’s stock.

We concluded that the warrants were indexed to the Company’s stock and should be classified as stockholders’ equity, thus meeting the scope exception under ASC 815-10-15-74.

We will add additional disclosure to our financial statements to include the following language:

The Company accounts for free-standing warrants for shares of common stock by first determining whether the instruments require liability treatment based on the provision in the warrant agreements.  Generally, when the agreement may require future performance obligations on the part of the Company (other than the issuance of common shares in connection with notice of exercise) or the exercise price of warrants is not fixed or determinable, then the warrants are treated as liabilities and recorded at their relative fair value as of each reporting period.  If the warrants are determined to be equity-classified instruments, then the warrants are recorded as an increase in additional paid-in capital with a corresponding discount.

The Company accounts for warrants included with convertible notes by first allocating the proceeds of issuance among the convertible instrument and the stock warrants based on their relative fair values, as there are two separate instruments involved.  Following this, it is then further determined whether the embedded conversion option has an intrinsic value.  The fair value of the warrants is recorded as an increase to additional paid-in capital with a corresponding discount on the related notes.

Subsequent adjustments to the exercise price of the warrants are recorded at the date of the change.  Warrants that are classified as liabilities, are re-measured at each reporting period and changes in the fair value are reported in the Company’s statement of operations.

Form 10-Q for the Fiscal Quarter Ended April 30, 2011

Notes to Unaudited Consolidated Financial Statements, page 6

16. Acquisition, page 13

20. We note the acquisition date fair value of the acquisition-related contingent consideration of $367,500 (1,750,000 shares), which was based on the probability of the achievement of the gross revenues and EBITDA targets of AHI and an affiliated entity (the “Aligned Division”). We further note that AHI’s operations commenced immediately prior to your February 15, 2011 acquisition, and that AHI incurred a net loss of $33,621 during the quarter ended April 30, 2011. Please revise to identify the affiliated entity that comprises the Aligned Division with AHI, and disclose the EBITDA targets for the Aligned Division. Also explain to us how you determined the contingent consideration of $367,500 (1,750,000 shares) at the acquisition date given that AHI had no operations prior to your acquisition.

We will amend the language in the 10-K to identify the affiliated Medical Group, Aligned Healthcare Physicians, Inc.

On February 15, 2011, Apollo Medical Holdings, Inc. (the “Company”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Aligned Healthcare Group – California, Inc., Raouf Khalil, Jamie McReynolds, M.D. BJ Reese and BJ Reese & Associates, LLC ("Sellers"), under which the Company acquired all of the issued and outstanding shares of capital stock and associated Intellectual property and related intangibles (the “Acquisition”) of Aligned Healthcare, Inc., a California corporation (“AHI”), from AHI’s shareholders. Upon the signing of the Purchase Agreement, 1,000,000 shares of the Company’s common stock became issuable (the “Initial Shares”) and are included in the number of shares outstanding. In addition, if the gross revenues of AHI and an affiliated entity, Aligned Healthcare Physicians, Inc., A California Medical Corporation (the “Aligned Division”) exceed $1,000,000 on or before February 1, 2012, then the Company will be obligated to issue an additional 1,000,000 shares of common stock (the “Contingent Shares”). Moreover, the Company will be obligated to issue up to an additional 3,500,000 shares of common stock (the “Earn-Out Shares” and, collectively with the Initial Shares and the Contingent Shares, the “Shares”) over a three year period following closing based on the EBITDA, as defined in the Purchase Agreement, generated by the Aligned Division during that time. Under the terms of the agreement, the Company will issue twelve (12) shares of buyer stock to the Sellers for each dollar of EBITDA for a period of three years after the closing date up to a maximum of 3,500,000 shares of common stock.

If, prior to February 15, 2012, AHI has not entered into an agreement for the provision of certain services to a hospital or certain other health organizations that has a term of at least one year and provides aggregate net revenues to AHI of at least $1,000,000, the Company will have the right to repurchase all of the Initial Shares for $0.05 per share, at which time the Company’s obligation to issue any further Shares would terminate.

In connection with the acquisition of AHI, the company agreed to issue up to 5,500,000 shares. 1) 1,000,000 shares of the Company’s common stock became issuable at signing, 2) 1,000,000 shares if gross revenues of AHI and an affiliated entity, Aligned Healthcare Physicians Inc., a California Medical Group, (the “Aligned Division”) exceed $1,000,000 on or before February 1, 2012, 3) 3,500,000 shares of common stock based on the amount EBITDA generated by the Aligned Division over a three year period following closing.

Based on our internal estimate of contingent shares to be issued as part of this agreement, we estimate that the company will be required to issue 2,750,000 shares. The fair value of the contingent shares valued at the closing price of $0.21 per share on the acquisition date was $577,500.

21. We note that you allocated the entire AHI purchase price of $577,500 to intangible assets.
Please advise us of the following:

a.	further explain to us what the intellectual property and technical know-how intangible assets of $577,500 represent;

Currently we are in the process of determining the allocation of the purchase price to the identifiable assets acquired under the guidance of 805-10-25-13 through 15.

b.	tell us the useful life of these intangible assets, and explain to us the pertinent factors that you considered to determine the useful life. Refer to ASC 350-30-35- 3;

We are still in the measurement period, we are in the process of analyzing additional facts and circumstances surrounding the acquisition.   Once we have identified all the identifiable assets acquired, we will refer to ASC 350-30-35-3 in making the determination of the appropriate useful life of the assets acquired.

c.	tell us your policy for testing intangible assets for impairment; and

Our policy is to test intangible assets with an indefinite life for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the asset might be impaired.

d.	revise to provide the required ASC 350-30-50 disclosures, as applicable to your intangible assets.

Once with have completed our analysis of the identifiable assets acquired and made the determination of the appropriate useful life, we will update our financial statement disclosures with the following information for intangible assets subject to amortization:

1.	The total amount assigned to each major intangible asset class.
2.	The amount of any significant residual value, in total by major intangible asset class.
3.	The weighted-average amortization period, in total by major asset class.

For intangible assets not subject to amortization, we will disclose the amount assigned to each major intangible asset class.

For each period in which a statement of financial position is presented, we will disclose the following:

1.	The gross carrying amount and accumulated amortization, in total by major intangible asset class
2.	The aggregate amortization expense for the period
3.	The estimated aggregate amortization expense for each of the five succeeding fiscal years.

For intangible assets not subject to amortization, the total carrying amount and the carrying amount for each intangible asset class.

We will disclose the Company’s accounting policy treatment of costs incurred to renew or extend the term of recognized intangible assets

In closing, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kyle Francis
Chief Financial Officer
Apollo Medical Holdings, Inc.
Tel: 917-676-3886
kfrancis@apollomed.net